EXHIBIT 21

Subsidiaries of InterDigital Communications Corporation

Company	Jurisdiction/State of Incorporation
InterDigital Asia KK	Japan

InterDigital Canada Ltee	Delaware

InterDigital Communications (Europe) Ltd.	United Kingdom

InterDigital Facility Company	Delaware

InterDigital Finance Corporation	Delaware

InterDigital Germany GmbH	Germany

InterDigital Advanced Technologies, Inc.	Delaware

InterDigital Technology Corporation	Delaware

InterDigital Telecom, Inc.	New York

IPR Licensing, Inc.	Delaware

Tantivy Communications, Inc.	Delaware